Exhibit (a)(1)(vi)

FORM OF COMMUNICATION TO ELIGIBLE EMPLOYEES PARTICIPATING IN

THE EXCHANGE PROGRAM CONFIRMING RECEIPT OF ELECTION FORM

Date:

To:	[Eligible Employee/s]

From:	Weight Watchers International, Inc.

Re:	Confirmation of Receipt of Election Form

This message confirms that we have received your Election Form. If your Election Form is properly completed and signed, and all eligibility requirements are met, we expect to accept your Eligible Options tendered for exchange, subject to the terms and conditions of the Exchange Program, promptly following the Expiration Time (5:00 p.m., New York City time, on June 22, 2015), unless the Expiration Time is extended by us.

Unless you withdraw your tendered Eligible Options by providing us a properly completed and signed Notice of Withdrawal before the Expiration Time, we will cancel all of your accepted Eligible Options in exchange for Replacement Options. If you do not withdraw your tendered Eligible Options and we accept your Eligible Options for exchange, promptly following the expiration of this Exchange Program we will provide you with a “confirmation letter” confirming that your Eligible Options have been accepted for exchange and have been cancelled. Your Election Form may be revoked at any time by delivering a new properly completed and signed Election Form bearing a later date so long as we receive it before the expiration of the Exchange Program.

You should direct questions about the Exchange Program or requests for assistance (including requests for additional copies of the Offering Memorandum, the Election Form or other documents relating to this Exchange Program) by e-mail directly to optionexchange@weightwatchers.com. You may also call Ms. Stephanie Delavale, who manages our stock incentive plans, at 516-390-1851. You will have the ability to leave a voice message on this extension.